WHERIFY WIRELESS, INC.
2000 BRIDGE PARKWAY, SUITE 201
REDWOOD SHORES, CALIFORNIA 94065
TEL: (650) 551-5200

May 31, 2006

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Wherify Wireless, Inc.: Withdrawal of Form SB-2 Registration Statement Under the Securities Act of 1933 (Registration No. 333-132460)

Ladies and Gentlemen:

On March 15, 2006, Wherify Wireless, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 (Registration No. 333-132460) (the “Registration Statement”) (amended on April 21, 2006) relating to the resale of up to 11,823,201 shares of the Company’s common stock.

In response to the Staff’s comment letters dated April 12, 2006 and May 23, 2006, and in accordance with discussions between the Staff and the Company, the Company hereby requests that the Registration Statement be withdrawn so that the Company may modify the terms of the convertible debentures issued to Cornell Capital Partners.

Upon completion of such modifications the Company intends to refile the Form SB-2 registration statement with the Securities and Exchange Commission.

The Company confirms that no securities were sold in connection with the offering.

Very truly yours, /s/ Mark E. Gitter Mark E. Gitter Chief Financial Officer and Treasurer